
05003352

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Nomura Asset Acceptance Corporation
Exact Name of Registrant as Specified in Charter

0000888874
Registrant CIK Number

Form 8-K, January 26, 2005, Series 2005-AR1
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-48481
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)


RECEIVED
FEB 02 2005
185
SECTION

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: 2/1/05

NOMURA ASSET ACCEPTANCE CORPORATION

By: 

Name: N. Dante LaRocca

~~Title: Managing Director~~

N. Dante LaRocca
Authorized Agent

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Nomura Asset Acceptance Corporation Mortgage Pass-Through Certificates, Series 2005-AR1

$369 Million (+/- 10%)

(Approximate)

Computational Materials

January 26, 2005

NOMURA

Recipients must read the information contained in the Information Statement on page 2. Do not use or rely on this information if you have not received or reviewed the Information Statement. If you have not received the Information Statement, call your Nomura account representative for another copy. These Computational Materials supersede any previously distributed information relating to the securities discussed in this communication. The Underwriter is acting as underwriter/placement agent and not as agent for the Depositor in connection with the proposed transaction.

Information Statement

The attached tables, together with the summary information presented herein (the **"Computational Materials"**) are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you by Nomura Securities International, Inc. (**"NSI"**) and not by Nomura Asset Acceptance Corporation (together with any of its other affiliates, **"NAAC"**). NAAC has not prepared, reviewed or taken part in the preparation of these materials and makes no representation as to the accuracy or completeness of the information herein. The information herein is preliminary. Although a registration statement (including the prospectus) been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the Nomura Asset Acceptance Corporation, Mortgage Pass-Through Certificates, Series 2005-AR1 (the "Securities") discussed in this communication has not been filed with the Securities and Exchange Commission.

Any investment decision should be based only on the data in the final prospectus and prospectus supplement (collectively, the "Final Offering Documents") relating to the Securities. The information herein is being provided for informational use solely in connection with the consideration of the purchase of the Securities. Its use for any other purpose is not authorized. It may not be copied or reproduced, in whole or in part, nor may it be provided or distributed nor any of its contents disclosed to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

The information set forth in these Computational Materials, including the collateral tables which follow may be based only on a statistical sample of Mortgage Loans (the **"Statistical Pool"**) expected to be included in the trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in the Statistical Pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date (the **"Final Pool"**). The Statistical Pool may not necessarily represent a statistically relevant sample, notwithstanding any contrary references herein. Furthermore, it is expected that the Statistical Pool will be larger than the Final Pool, and the aggregate principal balances of the Mortgage Loans in the Final Pool will be reduced from the Statistical Pool as described in these Computational Materials. Although NSI believes the information with respect to the Statistical Pool will be representative of the Final Pool (except with respect to aggregate principal balance of the Mortgage Loans, as described above), the collateral characteristics of the Final Pool may nonetheless vary from the collateral characteristics of the Statistical Pool.

The Final Offering Documents discussed in this communication will be filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the Securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. The Final Offering Documents may be obtained by contacting your NSI account representative.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

An investor or potential investor in the Securities (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

STRUCTURAL SUMMARY

Structure Overview

Class	Initial Principal Balance (1)	Type	Initial Pass-Through Rate (%)	CPR (%)	WAL (years)	Principal Window (months)	Collateral W.A. MTR	Expected Rating (S&P/Moody's) (2)
I-A-1	$69,441,300	Variable (3)	5.036	25	2.40	1-57 (4)	57	AAA/Aaa
I-A-2	$7,715,700	Variable (3)	5.241	25	2.40	1-57 (4)	57	AAA/Aaa
II-A-1	$228,261,600	Floating (6)	2.840	25	2.83	1-93 (5)	28	AAA/Aaa
II-A-2	$25,362,400	Floating (6)	2.890	25	2.83	1-93 (5)	28	AAA/Aaa
M-1	$21,149,000	Floating (6)	3.100	25	5.16	37-93 (5)	35	[TBD]
M-2	$6,493,000	Floating (6)	3.350	25	5.14	37-93 (5)	35	[TBD]
M-3	$3,710,000	Floating (6)	3.500	25	5.14	37-93 (5)	35	[TBD]
M-4	$3,339,000	Floating (6)	4.000	25	4.94	37-92 (5)	35	[TBD]
M-5	$3,155,007	Floating (6)	4.450	25	4.18	37-73 (5)	35	[TBD]
X	NA	NA	NA	NA	NA	NA	NA	Not Rated
P	NA	NA	NA	NA	NA	NA	NA	Not Rated
R	NA	NA	NA	NA	NA	NA	NA	Not Rated
TOTAL	**$368,627,007**							

NOTE: The Class X, Class P and Class R Certificates are not being offered hereby. Any information with regard to said classes is only provided to enhance the understanding of the Offered Certificates.

(1) Approximate. Subject to a permitted variance of plus or minus 10%.
(2) Final class sizes and ratings may vary and will be contingent on the Final Pool, excess spread and other structural attributes.
(3) The initial pass-through rates on the Class I-A-1 and Class I-A-2 Certificates are expected to be approximately [5.036]% and [5.241]% per annum, respectively. After the first Distribution Date, the per annum pass-through rates on these certificates will equal the weighted average of the net mortgage rates of the Group I Mortgage Loans minus (i) with respect to the Class I-A-1 Certificates, [0.677]% per annum (30/360, 24 day delay) and (ii) with respect to the Class I-A-2 Certificates, [0.472]% per annum (30/360, 24 day delay).
(4) Run to balloon at the weighted average reset month as indicated in the "W.A. MTR" column.
(5) Run to the 10% optional termination.
(6) The pass-through rate for each of the Group II and Subordinate Certificates for each Distribution Date is a per annum rate equal to the least of (i) the sum of one-month LIBOR for that Distribution Date plus the related certificate margin, (ii) the applicable Net Funds Cap, (iii) the related hard cap (actual/360 accrual basis, 0 day delay), and (iv) the related Maximum Interest Rate. The certificate margins and hard caps for the Group II and Subordinate Certificates are as follows:

Class	Certificate Margin (A)	Certificate Margin (B)	Hard Cap
II-A-1	[0.29]%	[0.58]%	[11.00]%
II-A-2	[0.34]%	[0.68]%	[11.00]%
M-1	[0.55]%	[1.05]%	[11.00]%
M-2	[0.80]%	[1.30]%	[11.00]%
M-3	[0.95]%	[1.45]%	[11.00]%
M-4	[1.45]%	[1.95]%	[11.00]%
M-5	[1.90]%	[2.40]%	[11.00]%

(A) On or prior to the first possible optional termination date.
(B) After the first possible optional termination date.

COLLATERAL SUMMARY

The mortgage pool consists of one- to four-family adjustable-rate residential mortgage loans secured by first liens (the **"Mortgage Loans"**). The Mortgage Loans are expected to have an aggregate principal balance as of the Cut-off Date (as defined herein) of approximately $371,038,759 (the **"Cut-off Date Principal Balance"**). Generally, after the initial fixed-rate period, the interest rate and monthly payment for the Mortgage Loans adjust semi-annually or annually based on an index plus a margin. The mortgage pool consists of two groups of Mortgage Loans. Group I is generally comprised of Mortgage Loans with an initial fixed rate period of five years and Group II is generally comprised of Mortgage Loans with an initial fixed rate period of six months, one year, two years, three years or five years.

The collateral information contained herein reflects the anticipated February 1, 2005 scheduled balances and is indicative only. For further collateral information, see "Collateral Details" on page 25.

Characteristics of the Mortgage Loans			
	Group I	Group II	Groups I-II
Current Mortgage Rate*	5.978%	6.492%	6.372%
Current Net Mortgage Rate*	5.713%	6.227%	6.107%
Cut-off Date Mortgage Loan Principal Balance	$86,547,130.80	$284,491,627.76	$371,038,758.56
Mortgage Loan Count	335	1,139	1,474
Cut-off Date Average Mortgage Loan Principal Balance	$258,349.64	$249,773.16	$251,722.36
Original Term (months)*	360	360	360
Months Since Origination*	3	2	2
Stated Remaining Term (months)*	357	358	358
Mortgage Loans with Interest Only Terms	71.25%	73.52%	72.99%
Mortgage Loans with Prepay Penalty Terms	54.78%	63.56%	61.51%
Credit Score**	700	694	695
Original Loan-to-Value Ratio*	76.40%	78.49%	78.00%
Original Loan-to-Value Ratio Over 80% Without MI	0.00%	0.49%	0.38%
Documentation Type - Full / Alternative	21.16%	14.72%	16.23%
Loan Purpose - Purchase / Rate-Term	75.13%	83.85%	81.82%
Occupancy Type - Primary / Second Home	81.80%	72.05%	74.33%
Property Type - Single Family Residence / PUD	76.44%	72.56%	73.46%
California Concentration	34.77%	28.62%	30.05%
Months to Next Rate Adjustment*	57	28	35
First Periodic Rate Cap*	5.122%	3.532%	3.903%
Subsequent Periodic Rate Cap*	1.228%	1.159%	1.175%
Lifetime Rate Cap*	5.271%	5.461%	5.417%
Gross Margin*	2.864%	3.568%	3.404%
Net Margin*	2.599%	3.303%	3.139%
Minimum Mortgage Rate*	2.864%	3.568%	3.404%
Maximum Mortgage Rate*	11.249%	11.954%	11.789%

* Weighted Average

** Non-zero Weighted Average

Credit scores are currently unavailable for two Group II Mortgage Loans with an aggregate principal balance of $187,632 (0.066% of Group II).

Recipients must read the information contained in the Information Statement on page 2. Do not use or rely on this information if you have not received or reviewed the Information Statement. If you have not received the Information Statement, call your Nomura account representative for another copy. These Computational Materials supersede any previously distributed information relating to the securities discussed in this communication. The Underwriter is acting as underwriter/placement agent and not as agent for the Depositor in connection with the proposed transaction.

TRANSACTION SUMMARY

Title of Series:	Nomura Asset Acceptance Corporation, Alternative Loan Trust, Series 2005-AR1
Cut-off Date:	February 1, 2005
Closing Date:	On or about February 28, 2005
Investor Settlement Date:	On or about February 28, 2005
Depositor:	Nomura Asset Acceptance Corporation
Underwriter:	Nomura Securities International, Inc.
Seller:	Nomura Credit & Capital, Inc.
Servicer:	Initially, GMAC Mortgage Corporation
	The Seller, as owner of the Mortgage Loans to be sold to the trust fund, will retain certain rights relating to the servicing of the Mortgage Loans, including the right to terminate and replace GMAC Mortgage Corporation at any time, without cause, or hire a special servicer as further specified in the pooling and servicing agreement.
Trustee/Custodian:	JPMorgan Chase Bank, N.A.
Credit Risk Manager:	The Murrayhill Company
Type of Offering:	The Offered Certificates will be offered from time to time in negotiated transactions or otherwise at varying prices to be determined at the time of sale.
Form of Registration:	The trust will issue the Offered Certificates initially in book-entry form through DTC, Clearstream Luxembourg and Euroclear.
Minimum Denomination:	For each class of Offered Certificate, $25,000 and multiples of $1 in excess thereof.
Record Date:	For each class of Offered Certificates (other than the Class I-A-1 and Class I-A-2 Certificates) and for any Distribution Date, the business day preceding the applicable Distribution Date so long as such certificates remain in book-entry form; otherwise the record date shall be the same as for the Class I-A-1 and Class I-A-2 Certificates. For the Class I-A-1 and Class I-A-2 Certificates and for any Distribution Date, the last business day of the month preceding the month in which such Distribution Date occurs.
Distribution Date:	The 25th day of each calendar month beginning in March 2005, or if such day is not a business day, then the following business day.
Last Scheduled Distribution Date:	The Distribution Date in March 2035 will be the last scheduled Distribution Date for the Offered Certificates. It is possible that the certificate principal balance of any class of Offered Certificates may not be fully paid or reduced to zero by said date.
Certificate Designations:	Class I-A-1 and Class I-A-2 Certificates (the **"Group I Certificates"**)
	Class II-A-1 and Class II-A-2 Certificates (the **"Group II Certificates"**; and collectively with the Group I Certificates, the **"Senior Certificates"**)
	Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates (the **"Subordinate Certificates"**)
	Class X Certificates
	Class P Certificates
	Class R Certificates
	Only the Group I, Group II and Subordinate Certificates are being offered hereby (together, the **"Offered Certificates"**).

Recipients must read the information contained in the Information Statement on page 2. Do not use or rely on this information if you have not received or reviewed the Information Statement. If you have not received the Information Statement, call your Nomura account representative for another copy. These Computational Materials supersede any previously distributed information relating to the securities discussed in this communication. The Underwriter is acting as underwriter/placement agent and not as agent for the Depositor in connection with the proposed transaction.

Private Certificates:	The Class X, Class P and Class R Certificates are not being offered hereby. Any information with regard to said classes is only provided to enhance the understanding of the Offered Certificates.
Prepayment Period:	With respect to any Distribution Date, the immediately preceding calendar month.
Accrual Periods:	The accrual period for any class of Offered Certificates (other than the Class I-A-1 and Class I-A-2 Certificates) and any Distribution Date will be the period commencing on the immediately preceding Distribution Date (or, with respect to the first accrual period, the Closing Date) and ending on the day immediately preceding the related Distribution Date. Calculations of interest on such certificates will be based on a 360-day year and the actual number of days elapsed during the related accrual period. The accrual period for the Class I-A-1 and Class I-A-2 Certificates and any Distribution Date will be the calendar month immediately preceding the month in which the Distribution Date occurs. Calculations of interest on such certificates will be based on a 360-day year that consists of twelve 30-day months.
Optional Termination:	At its option, the Class X Certificateholder (unless it is an affiliate of the Seller) may purchase all but not less than all of the Mortgage Loans (and all properties acquired by the trust in respect of the Mortgage Loans) in the trust fund and thereby effect early retirement of the Offered Certificates if on such Distribution Date the aggregate stated principal balance of the Mortgage Loans (and all properties acquired by the trust in respect of the Mortgage Loans) has been reduced to less than or equal to 10% of the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date.
Taxation – REMIC:	For federal income tax purposes, the trust will comprise multiple real estate mortgage investment conduits (each a **"REMIC"**), organized in a tiered REMIC structure. The Offered Certificates (exclusive of any right to receive payments in respect of any Basis Risk Shortfall), the Class X and Class P Certificates will represent beneficial ownership of "regular interests" in the related REMIC. The Class R Certificates will represent the beneficial ownership of "residual interests" in the related REMIC. Certain classes of Offered Certificates may be issued with original issue discount for federal income tax purposes.
SMMEA Eligibility:	The Offered Certificates, other than the Class M-2, Class M-3, Class M-4 and Class M-5 Certificates are expected to be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984 (**"SMMEA"**).
ERISA Considerations:	The Offered Certificates are expected to be ERISA eligible.
Ratings:	The Offered Certificates are expected to be rated by Moody's Investors Service, Inc. (**"Moody's"**) and/or Standard & Poor's Ratings Services (**"S&P"**), with the ratings indicated in the table on page 3.

CREDIT ENHANCEMENT

Overcollateralization

The Group I and Group II Mortgage Loans bear interest each month in an amount that in the aggregate is expected to exceed the amount needed to pay monthly interest on the Certificates and certain related trust expenses. This excess interest will be applied to pay principal on the Certificates entitled to principal in order to create and maintain the required level of overcollateralization. This overcollateralization will be available to absorb losses on the Group I and Group II Mortgage Loans. The required level of overcollateralization may increase or decrease over time. We cannot assure you that sufficient interest will be generated by the Group I and Group II Mortgage Loans to create and maintain the required level of overcollateralization or to absorb losses on the Group I and Group II Mortgage Loans.

Overcollateralization amount

For any Distribution Date, overcollateralization will be equal to the amount, if any, by which (x) the aggregate loan balance of the Group I and Group II Mortgage Loans as of the last day of the related due period exceeds (y) the aggregate certificate principal balance of the Certificates after giving effect to payments on such Distribution Date.

Initial overcollateralization amount

As of the Closing Date, the overcollateralization amount will be equal to approximately [0.65]% of the aggregate loan balance of the Group I and Group II Mortgage Loans as of the Cut-off Date.

Targeted overcollateralization amount

With respect to any Distribution Date prior to the stepdown date, approximately [0.65]% of the aggregate loan balance of the Group I and Group II Mortgage Loans as of the Cut-off Date. With respect to any Distribution Date on or after the stepdown date and with respect to which a trigger event is not in effect, the greater of (a) [1.30]% of the aggregate loan balance of the Group I and Group II Mortgage Loans as of the last day of the related due period, or (b) [0.50]% of the aggregate loan balance of the Group I and Group II Mortgage Loans as of the Cut-off Date. With respect to any Distribution Date on or after the stepdown date with respect to which a trigger event is in effect and is continuing, the targeted overcollateralization amount for the Distribution Date immediately preceding such Distribution Date.

Stepdown date

The earlier of (i) the first Distribution Date following the Distribution Date on which the certificate principal balances of the Senior Certificates have been reduced to zero and (ii) the later to occur of (a) the Distribution Date in March 2008, and (b) the first Distribution Date on which the senior enhancement percentage is greater than or equal to approximately [21.70]%.

Credit enhancement percentage

Initial Expected Credit Enhancement Percentages				
Class	Percent	Approximate Expected Initial Credit Enhancement* (%)	Approximate Expected Initial Target Credit Enhancement* (%)	Approximate Expected Target Credit Enhancement** (%)
A	[89.15]	[10.85]	[10.85]	[21.70]
M-1	[5.70]	[5.15]	[5.15]	[10.30]
M-2	[1.75]	[3.40]	[3.40]	[6.80]
M-3	[1.00]	[2.40]	[2.40]	[4.80]
M-4	[0.90]	[1.50]	[1.50]	[3.00]
M-5	[0.85]	[0.65]	[0.65]	[1.30]

* Prior to the stepdown date, based on aggregate loan balance as of the Cut-off Date.

**After stepdown date, based on aggregate loan balance as of such date of determination.

NOTE: Final class sizes and credit enhancement levels subject to change based on final rating agency requirements.

Trigger event

A trigger event will occur for any Distribution Date if either (i) the average of the delinquency rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months as of the last day of the related due period equals or exceeds [TBD]% of the senior enhancement percentage for such Distribution Date or (ii) the cumulative realized losses as a percentage of the aggregate loan balance on the closing date for such Distribution Date is greater than the percentage set forth below:

Trigger Event	
Range of Distribution Dates	Cumulative Loss Percentage
March 2008 - February 2009	[TBD]
March 2009 - February 2010	[TBD]
March 2010 - February 2011	[TBD]
March 2011 and thereafter	[TBD]

The cumulative loss percentages set forth above are applicable to the first distribution date in the corresponding range of distribution dates. The cumulative loss percentage for each succeeding distribution date in a range increases incrementally by 1/12 of the positive difference between the percentage applicable to the first distribution date in that range and the percentage applicable to the first distribution date in the succeeding range.

Delinquency rate

With respect to any calendar month, the fraction, expressed as a percentage, the numerator of which is the aggregate loan balance of the Group I and Group II Mortgage Loans 60 or more days delinquent (including all foreclosures and REO properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance of the Group I and Group II Mortgage Loans as of the close of business on the last day of such month. The Murrayhill Company, as credit risk manager for the trust, will monitor the performance of and make recommendations to the Servicer regarding certain delinquent and defaulted Mortgage Loans and will report to the Depositor on the performance of such Mortgage Loans. The credit risk manager will rely upon Mortgage Loan data that is provided to it by the Servicer in performing its advisory and monitoring functions.

Subordination and Allocation of Losses

The Group I and Group II Certificates will have a payment priority over the Subordinate Certificates. Each class of Subordinate Certificates will be subordinate to each other class of Subordinate Certificates with a lower numerical designation. Losses on the

Group I and Group II Mortgage Loans will first reduce the available excess interest and then reduce the overcollateralization amount. If there is no overcollateralization at that time, losses on the Group I and Group II Mortgage Loans will be allocated to the Subordinate Certificates, in the reverse order of their priority of payment, until the certificate principal balance of each class of Subordinate Certificates has been reduced to zero.

Realized losses will not be allocated to the Class I-A-1 or Class II-A-1 Certificates. Investors in those Certificates should note, however, that although realized losses cannot be allocated to such certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of those Certificates all principal and interest amounts to which they are then entitled. Realized losses will be allocated in the following order, first, to the Class M-5 Certificates, until the certificate principal balance thereof has been reduced to zero, second, to the Class M-4 Certificates, until the certificate principal balance thereof has been reduced to zero, third, to the Class M-3 Certificates, until the certificate principal balance thereof has been reduced to zero, fourth, to the Class M-2 Certificates, until the certificate principal balance thereof has been reduced to zero, fifth, to the Class M-1 Certificates, until the certificate principal balance thereof has been reduced to zero, and sixth, 1) with respect to realized losses on the Group I Mortgage Loans only, to the Class I-A-2 Certificates, until the certificate principal balance of such class has been reduced to zero, and 2) with respect to realized losses on the Group II Mortgage Loans only, to the Class II-A-2 Certificates, until the certificate principal balance of such class has been reduced to zero.

Cross-collateralization

In certain limited circumstances, principal and interest collected from any of the Group I and Group II Mortgage Loans may be used to pay principal or interest, or both, to the Senior Certificates unrelated to that loan group.

DISTRIBUTIONS

The following terms are given the meanings shown below to help describe the cashflows on the Certificates:

Basis Risk Shortfall —With respect to the Group II and Subordinate Certificates and any Distribution Date, the sum of (1) the excess, if any, of the related Current Interest calculated on the basis of the least of (x) one-month LIBOR plus the applicable certificate margin, (y) the applicable Maximum Interest Rate and (z) the applicable hard cap over the related Current Interest (as it may have been limited by the applicable Net Funds Cap) for the applicable Distribution Date; (2) any amount described in clause (1) remaining unpaid from prior Distribution Dates; and (3) interest on the amount in clause (2) for the related accrual period calculated on the basis of the least of (x) one-month LIBOR plus the applicable certificate margin, (y) the applicable Maximum Interest Rate and (z) the applicable hard cap.

Carryforward Interest—With respect to the Group I, Group II and Subordinate Certificates and any Distribution Date, the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such class for the immediately preceding Distribution Date; and (B) any unpaid Carryforward Interest for such class from previous Distribution Dates exceeds (y) the amount paid in respect of interest on such class on the immediately preceding Distribution Date; and (2) interest on such amount for the related accrual period at the applicable pass-through rate.

Current Interest—With respect to the Group I, Group II and Subordinate Certificates and any Distribution Date, the amount of interest accruing at the applicable pass-through rate on the related certificate principal balance during the related accrual period; provided, that as to each class of Certificates the Current Interest will be reduced by a pro rata portion of any net interest shortfalls to the extent not covered by excess interest.

Maximum Interest Rate—With respect to any Distribution Date and the Group II Certificates, an annual rate equal to the weighted average of the maximum mortgage rates of the Group II Mortgage Loans as stated in the related mortgage notes minus the weighted average expense fee rate of the Group II Mortgage Loans. For any Distribution Date and the Subordinate Certificates, an annual rate equal to the weighted average of the maximum mortgage rates of the Mortgage Loans as stated in the related mortgage notes minus the weighted average expense fee rate of the Mortgage Loans.

Net Funds Cap—With respect to the Group II Certificates and any Distribution Date, (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the related Optimal Interest Remittance Amount for such Distribution Date and (2) 12, and the denominator of which is the aggregate loan balance of the Group II Mortgage Loans for the immediately preceding

Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the immediately preceding accrual period.

With respect to the Subordinate Certificates and any Distribution Date, (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the related Optimal Interest Remittance Amount for such Distribution Date and (2) 12, and the denominator of which is the aggregate loan balance of the Group I and Group II Mortgage Loans for the immediately preceding Distribution Date, weighted, in each case, on the basis of the aggregate loan balance of the Group I and Group II Mortgage Loans, multiplied by (b) a fraction, expressed as a percentage, the numerator of which is 30 and the denominator of which is the actual number of days in the immediately preceding accrual period.

Interest remittance amount

For any Distribution Date and the related loan group, generally the sum of (i) scheduled interest payments (other than payaheads) and advances on the Mortgage Loans in the related loan group for the related due period, the interest portion of payaheads previously received and intended for application in the related due period and the interest portion of all payoffs (net of payoff interest for such Distribution Date) and curtailments received on the Mortgage Loans during the related prepayment period, less (x) the applicable expense fees with respect to such Mortgage Loans and (y) unreimbursed advances and other amounts due to the Servicer and the Trustee with respect to such Mortgage Loans, to the extent allocable to interest, (ii) compensating interest, (iii) the portion of any substitution adjustment amount and purchase price paid with respect to such Mortgage Loans during the related due period, in each case allocable to interest and amounts paid in connection with an optional termination, up to the amount of the interest portion of the par value for the related loan group and (iv) net liquidation proceeds and subsequent recoveries (net of unreimbursed advances, servicing advances and other expenses, to the extent allocable to interest, and unpaid expense fees) collected with respect to the Mortgage Loans in the related loan group during the related due period, to the extent allocable to interest.

Optimal Interest Remittance Amount

For any Distribution Date, the Optimal Interest Remittance Amount will be equal to the excess of (i) the product of (1) (x) the weighted average net mortgage rates of the Group I and Group II Mortgage Loans as of the first day of the related due period minus, with respect to the Group I Mortgage Loans, the sum of (A) the product of (x) [0.677]% and (y) the certificate principal balance of the Class I-A-1 Certificates divided by the aggregate certificate principal balance of the Group 1 Certificates and (B) the product of (x) [0.472]% and (y) the certificate principal balance of the Class I-A-2 Certificates divided by the aggregate certificate principal balance of the Group 1 Certificates, divided by (y) 12 and (2) the aggregate loan balance for the immediately preceding Distribution Date, over (ii) any expenses that reduce the interest remittance amount that did not arise as a result of a default or delinquency of the Mortgage Loans or were not taken into account in computing the expense fee rate.

Distributions of interest

The pass-through rates for the Group I, Group II and Subordinate Certificates are described on page 3 of this document.

With respect to the Group II and Subordinate Certificates, one-month LIBOR shall be determined by the Trustee on the second LIBOR business day preceding the commencement of each accrual period except with respect to the first accrual period for which the Underwriter will determine one-month LIBOR on or about February 23, 2005.

The amount of interest payable on each Distribution Date in respect of each class of the Group I, Group II and Subordinate Certificates will equal the sum of (1) Current Interest for such class on such Distribution Date and (2) any Carryforward Interest for such class and such Distribution Date.

With respect to each Distribution Date, to the extent that a Basis Risk Shortfall (described above) exists for any class of Group II and Subordinate Certificates, such class will be entitled to the amount of such Basis Risk Shortfall as described under "Distribution of monthly excess cashflow" below and from available amounts on deposit in the Basis Risk Shortfall Reserve Fund.

On each Distribution Date, the interest remittance amount for such Distribution Date will be paid in the following order of priority:

(1) from the interest remittance amount for Group I and Group II, to the Senior Certificates, pro rata based on amounts due, Current Interest and Carryforward Interest for the Class I-A-1, Class I-A-2, Class II-A-1 and Class II-A-2 Certificates and such Distribution Date, provided that:

(a) the interest remittance amount for the Group I Mortgage Loans will be distributed in the following order of priority: (x) first, concurrently to the Class I-A-1 and Class I-A-2 Certificates, Current Interest and any Carryforward Interest for each such class for such Distribution Date on a pro rata basis, based on the entitlement of each such class; and then (y) concurrently, to the Class II-A-1 and Class II-A-2 Certificates, Current Interest and Carryforward Interest for each such class for such Distribution Date, on a pro rata basis based on the entitlement of each such class, after taking into account the distribution of the interest remittance amount for the Group II Mortgage Loans on such Distribution Date;

(b) the interest remittance amount for the Group II Mortgage Loans will be distributed in the following order of priority: (x) first, concurrently to the Class II-A-1 and Class II-A-2 Certificates, Current Interest and any Carryforward Interest for each such class for such Distribution Date on a pro rata basis, based on the entitlement of each such class; and then (y) concurrently, to the Class I-A-1 and Class I-A-2 Certificates, Current Interest and Carryforward Interest for each such class for such Distribution Date, on a pro rata basis based on the entitlement of each such class, after taking into account the distribution of the interest remittance amount for the Group I Mortgage Loans on such Distribution Date;

(2) first, from the interest remittance amount for Group II, and then from the interest remittance amount for Group I, to the Class M-1 Certificates, Current Interest and any Carryforward Interest for such class and such Distribution Date;

(3) first, from the interest remittance amount for Group II, and then from the interest remittance amount for Group I, to the Class M-2 Certificates, Current Interest and any Carryforward Interest for such class and such Distribution Date;

(4) first, from the interest remittance amount for Group II, and then from the interest remittance amount for Group I, to the Class M-3 Certificates, Current Interest and any Carryforward Interest for such class and such Distribution Date;

(5) first, from the interest remittance amount for Group II, and then from the interest remittance amount for Group I, to the Class M-4 Certificates, Current Interest and any Carryforward Interest for such class and such Distribution Date;

(6) first, from the interest remittance amount for Group II, and then from the interest remittance amount for Group I, to the Class M-5 Certificates, Current Interest and any Carryforward Interest for such class and such Distribution Date; and

(7) for application as part of monthly excess cashflow for such Distribution Date, as described below, any interest remittance amount remaining after application pursuant to clauses (1) through (6) above (such amount, **"Monthly Excess Interest"**) for such Distribution Date.

Principal remittance amount

For any Distribution Date, the sum of (i) the scheduled principal payments on the Mortgage Loans due during the related due period, whether or not received on or prior to the related determination date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment as required by the pooling and servicing agreement) during the related prepayment period; (iii) the principal portion of all other unscheduled collections (other than payaheads), including insurance proceeds, condemnation proceeds, liquidation proceeds, subsequent recoveries and all full and partial principal prepayments, received during the related prepayment period, to the extent applied as recoveries of principal on the Mortgage Loans; and (iv) the principal portion of payaheads previously received on the Mortgage Loans and intended for application in the related due period.

Overcollateralization release amount

For any Distribution Date will be equal to the lesser of (x) the principal remittance amount for such Distribution Date and (y) the amount, if any, by which (1) the overcollateralization amount for such date, calculated for this purpose on the basis of the assumption that 100% of the aggregate of the principal remittance amount for such date is applied on such Distribution Date in reduction of the aggregate of the certificate principal balance of the Certificates, exceeds (2) the targeted overcollateralization amount for such Distribution Date.

Group I allocation amount

For any Distribution Date, the product of the senior principal payment amount for that Distribution Date and a fraction, the numerator of which is the principal remittance amount derived from Group I and the denominator of which is the principal remittance amount, in each case for that Distribution Date.

Group II allocation amount

For any Distribution Date, the product of the senior principal payment amount for that Distribution Date and a fraction, the numerator of which is the principal remittance amount derived from Group II and the denominator of which is the principal remittance amount, in each case for that Distribution Date.

Principal payment amount

For any Distribution Date will be equal to the principal remittance amount for such Distribution Date minus the overcollateralization release amount, if any, for such Distribution Date.

Senior principal payment amount

For any Distribution Date on or after the stepdown date and as long as a trigger event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the aggregate certificate principal balance of the Senior Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [78.30]% and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Class M-1 principal payment amount

For any Distribution Date on or after the stepdown date and as long as a trigger event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the sum of (i) the aggregate certificate principal balance of the Senior Certificates, after giving effect to payments on such Distribution Date and (ii) the certificate principal balance of the Class M-1 Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [89.70]% and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Class M-2 principal payment amount

For any Distribution Date on or after the stepdown date and as long as a trigger event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the sum of (i) the aggregate certificate principal balance of the Senior Certificates and the Class M-1 Certificates, in each case, after giving effect to payments on such Distribution Date and (ii) the certificate principal balance of the Class M-2 Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [93.20]% and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Class M-3 principal payment amount

For any Distribution Date on or after the stepdown date and as long as a trigger event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the sum of (i) the aggregate certificate principal balance of the Senior Certificates, the Class M-1 and Class M-2 Certificates, in each case, after giving effect to payments on such Distribution Date and (ii) the certificate principal balance of the Class M-3 Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [95.20]% and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Class M-4 principal payment amount

For any Distribution Date on or after the stepdown date and as long as a trigger event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the sum of (i) the aggregate certificate principal balance of the Senior Certificates, the Class M-1, Class M-2 and Class M-3 Certificates, in each case, after giving effect to payments on such Distribution Date and (ii) the certificate principal balance of the Class M-4 Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [97.00]% and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Class M-5 principal payment amount

For any Distribution Date on or after the stepdown date and as long as a trigger event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the sum of (i) the aggregate certificate principal balance of the Senior Certificates, the Class M-1, Class M-2, Class M-3 and Class M-4 Certificates, in each case, after giving effect to payments on such Distribution Date and (ii) the certificate principal balance of the Class M-5 Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [98.70]% and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Distributions of principal

The principal payment amount will be paid on each Distribution Date as follows:

(1) On each Distribution Date (a) prior to the stepdown date or (b) with respect to which a trigger event is in effect, the principal payment amount will be paid in the following order of priority:

A) i. from the principal payment amount derived from the Group I Mortgage Loans, concurrently, to the Class I-A-1 and Class I-A-2 Certificates, on a pro rata basis, based on their respective certificate principal balances, until their certificate principal balances have been reduced to zero; and

ii. from the principal payment amount derived from the Group II Mortgage Loans, concurrently, to the Class II-A-1 and Class II-A-2 Certificates, on a pro rata basis, based on their respective certificate principal balances, until their certificate principal balances have been reduced to zero;

B) i. from the principal payment amount for Group I remaining after the certificate principal balance of the Class I-A-1 and Class I-A-2 Certificates have been reduced to zero, concurrently to the Class II-A-1 and Class II-A-2 Certificates, on a pro rata basis based on their respective certificate principal balances remaining after payments pursuant to clause (A) above, until the certificate principal balance of each such class has been reduced to zero;

ii. from the principal payment amount for Group II remaining after the certificate principal balances of the Class II-A-1 and Class II-A-2 Certificates have been reduced to zero, concurrently to the Class I-A-1 and Class I-A-2 Certificates, on a pro rata basis based on their respective certificate principal balances remaining after payments pursuant to clause (A) above, until the certificate principal balance of each such class has been reduced to zero;

C) to the Class M-1 Certificates, until its certificate principal balance has been reduced to zero;

D) to the Class M-2 Certificates, until its certificate principal balance has been reduced to zero;

E) to the Class M-3 Certificates, until its certificate principal balance has been reduced to zero;

F) to the Class M-4 Certificates, until its certificate principal balance has been reduced to zero;

G) to the Class M-5 Certificates, until its certificate principal balance has been reduced to zero; and

H) for application as part of monthly excess cashflow for such Distribution Date, as described below, any such principal payment amount remaining after application pursuant to clauses (A) through (G) above.

(2) On each Distribution Date (a) on or after the stepdown date and (b) with respect to which a trigger event is not in effect, the principal payment amount will be paid in the following order of priority:

A) i. from the principal payment amount for Group I, the Group I allocation amount, concurrently, to the Class I-A-1 and Class I-A-2 Certificates, on a pro rata basis, based on their respective certificate principal balances, until their certificate principal balances have been reduced to zero; and

ii. from the principal payment amount for Group II, the Group II allocation amount, concurrently, to the Class II-A-1 and Class II-A-2 Certificates, on a pro rata basis, based on their respective certificate principal balances, until their certificate principal balances have been reduced to zero;

B) i. from the Group I allocation amount remaining after the certificate principal balances of the Class I-A-1 and Class I-A-2 Certificates have been reduced to zero, concurrently, to the Class II-A-1 and Class II- A-2 Certificates, on a pro rata basis, based on their respective certificate principal balances remaining after payments pursuant to clause (A) above, until the certificate principal balance of each such class has been reduced to zero; and

ii. from the Group II allocation amount remaining after the certificate principal balances of the Class II-A-1 and Class II-A-2 Certificates have been reduced to zero, concurrently, to the Class I-A-1 and Class I-A-2 Certificates, on a pro rata basis based on their respective certificate principal balances remaining after payments pursuant to clause (A) above, until the certificate principal balance of each such class has been reduced to zero.

C) to the Class M-1 Certificates, the Class M-1 principal payment amount for such Distribution Date, until its certificate principal balance has been reduced to zero;

D) to the Class M-2 Certificates, the Class M-2 principal payment amount for such Distribution Date, until its certificate principal balance has been reduced to zero;

E) to the Class M-3 Certificates, the Class M-3 principal payment amount for such Distribution Date, until its certificate principal balance has been reduced to zero;

F) to the Class M-4 Certificates, the Class M-4 principal payment amount for such Distribution Date, until its certificate principal balance has been reduced to zero;

G) to the Class M-5 Certificates, the Class M-5 principal payment amount for such Distribution Date, until its certificate principal balance has been reduced to zero; and

H) for application as part of monthly excess cashflow for such Distribution Date, as described below, any such principal payment amount remaining after application pursuant to clauses (A) through (G) above.

Group I excess interest amount

For any Distribution Date, to the extent of monthly excess interest for such Distribution Date, the product of the amount of monthly excess interest required to be distributed on that Distribution Date to reach the required level of overcollateralization and a fraction the numerator of which is the principal remittance amount derived from Group I and the denominator of which is the principal remittance amount for that Distribution Date.

Group II excess interest amount

For any Distribution Date, to the extent of monthly excess interest for such Distribution Date, the product of the amount of monthly excess interest required to be distributed on that Distribution Date to reach the required level of overcollateralization and a fraction the numerator of which is the principal remittance amount derived from Group II and the denominator of which is the principal remittance amount for that Distribution Date.

Distribution of monthly excess cashflow

On each Distribution Date, monthly excess cashflow will be distributed in the following order of priority:

(1) A) until the aggregate certificate principal balance of the Certificates equals the aggregate loan balance of the Mortgage Loans for such Distribution Date minus the targeted overcollateralization amount for such Distribution Date, on each Distribution Date (a) prior to the stepdown date or (b) with respect to which a trigger event is in effect, to the extent of monthly excess interest for such Distribution Date,

to the Certificates, in the following order of priority:

i. (a) the Group I excess interest amount in the following order of priority: (x) first, concurrently, to the Class I-A-1 and Class I-A-2 Certificates, on a pro rata basis based on their respective certificate principal balances, until their respective certificate principal balances have been reduced to zero; and then (y) concurrently, to (1) the Class II-A-1 Certificates, and (2) the Class II-A-2 Certificates, on a pro rata basis based on their respective certificate principal balances, until their respective certificate principal balances have been reduced to zero, after taking into account the distribution of the Group II excess interest amount on such Distribution Date; and

(b) the Group II excess interest amount in the following order of priority: (x) first, concurrently, to the Class II-A-1 and Class II-A-2 Certificates, on a pro rata basis based on their respective certificate principal balances, until their respective certificate principal balances have been reduced to zero; and then (y) concurrently, to (1) the Class I-A-1 Certificates and (2) the Class I-A-2 Certificates on a pro rata basis based on their respective certificate principal balances, until their respective certificate principal balances have been reduced to zero, after taking into account the distribution of the Group I excess interest amount on such Distribution Date;

ii. to the Class M-1 Certificates, until its certificate principal balance has been reduced to zero;

iii. to the Class M-2 Certificates, until its certificate principal balance has been reduced to zero;

iii. to the Class M-3 Certificates, until its certificate principal balance has been reduced to zero;

iv. to the Class M-4 Certificates, until its certificate principal balance has been reduced to zero; and

v. to the Class M-5 Certificates, until its certificate principal balance has been reduced to zero;

B) on each Distribution Date on or after the stepdown date and with respect to which a trigger event is not in effect, to fund any principal distributions required to be made on such Distribution Date as set forth above, after giving effect to the distribution of the principal payment amount for such date, in accordance with the priorities set forth above in Section (2) under "Distributions of Principal";

(2) concurrently, to the Class I-A-2 and Class II-A-2 Certificates, any deferred amount for such class, on a pro rata basis, based on the amount due with respect to each such class;

(3) to the Class M-1 Certificates, any deferred amount for such class;

(4) to the Class M-2 Certificates, any deferred amount for such class;

(5) to the Class M-3 Certificates, any deferred amount for such class;

(6) to the Class M-4 Certificates, any deferred amount for such class;

(7) to the Class M-5 Certificates, any deferred amount for such class;

(8) to the Basis Risk Shortfall Reserve Fund and then from the Basis Risk Shortfall Reserve Fund to the Class II-A-1 and Class II-A-2 Certificates, concurrently, any Basis Risk Shortfall for each such class, on a pro rata basis, based on the entitlement of each such class;

(9) to the Basis Risk Shortfall Reserve Fund and then from the Basis Risk Shortfall Reserve Fund to the Class M-1 Certificates, any Basis Risk Shortfall for such class;

(10) to the Basis Risk Shortfall Reserve Fund and then from the Basis Risk Shortfall Reserve Fund to the Class M-2 Certificates, any Basis Risk Shortfall for such class;

(11) to the Basis Risk Shortfall Reserve Fund and then from the Basis Risk Shortfall Reserve Fund to the Class M-3 Certificates, any Basis Risk Shortfall for such class;

(12) to the Basis Risk Shortfall Reserve Fund and then from the Basis Risk Shortfall Reserve Fund to the Class M-4 Certificates, any Basis Risk Shortfall for such class;

(13) to the Basis Risk Shortfall Reserve Fund and then from the Basis Risk Shortfall Reserve Fund to the Class M-5 Certificates, any Basis Risk Shortfall for such class;

(14) to the Class X Certificates, the amount distributable thereon pursuant to the pooling and servicing agreement; and

(15) to the Class R Certificates, any remaining amount, as appropriate. It is not anticipated that any amounts will be distributed to the Class R Certificates under this clause (15).

PRICE/YIELD TABLES*

Class I-A-1 Certificates – Run to the earlier of balloon at weighted average reset (month 57) or 10% call

Initial Coupon: 5.036%

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
101-08	4.530	4.486	4.456	4.424	4.372	4.335	4.274	4.157	4.003	3.572
101-09	4.519	4.474	4.443	4.411	4.358	4.320	4.258	4.138	3.981	3.542
101-10	4.508	4.462	4.431	4.398	4.344	4.305	4.241	4.120	3.960	3.512
101-11	4.497	4.451	4.418	4.384	4.330	4.290	4.225	4.101	3.939	3.482
101-12	4.486	4.439	4.406	4.371	4.315	4.275	4.209	4.083	3.917	3.453
101-13	4.475	4.427	4.393	4.358	4.301	4.260	4.193	4.065	3.896	3.423
101-14	4.464	4.415	4.381	4.345	4.287	4.245	4.177	4.046	3.875	3.393
101-15	4.453	4.403	4.368	4.332	4.273	4.231	4.161	4.028	3.853	3.363
101-16	4.442	4.391	4.356	4.319	4.259	4.216	4.145	4.010	3.832	3.333
101-17	4.431	4.379	4.343	4.306	4.245	4.201	4.129	3.991	3.810	3.303
101-18	4.420	4.367	4.331	4.293	4.231	4.186	4.113	3.973	3.789	3.274
101-19	4.409	4.356	4.319	4.280	4.217	4.171	4.097	3.955	3.768	3.244
101-20	4.398	4.344	4.306	4.267	4.203	4.156	4.081	3.936	3.747	3.214
101-21	4.387	4.332	4.294	4.254	4.189	4.142	4.065	3.918	3.725	3.185
101-22	4.376	4.320	4.281	4.241	4.175	4.127	4.049	3.900	3.704	3.155
101-23	4.365	4.308	4.269	4.227	4.160	4.112	4.033	3.882	3.683	3.125
101-24	4.354	4.296	4.256	4.214	4.146	4.097	4.017	3.863	3.662	3.095
WAL	3.12	2.88	2.73	2.60	2.40	2.27	2.09	1.81	1.54	1.08
Principal Window	Mar05 - Nov09	Mar05 - Nov09	Mar05 - Nov09	Mar05 - Nov09	Mar05 - Nov09	Mar05 - Nov09	Mar05 - Nov09	Mar05 - Nov09	Mar05 - Aug09	Mar05 - Jun08

Class I-A-1 Certificates - Run to balloon at the weighted average reset (month 57)

Initial Coupon: 5.036%

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
101-08	4.530	4.486	4.456	4.424	4.372	4.335	4.274	4.157	4.015	3.601
101-09	4.519	4.474	4.443	4.411	4.358	4.320	4.258	4.138	3.993	3.572
101-10	4.508	4.462	4.431	4.398	4.344	4.305	4.241	4.120	3.972	3.542
101-11	4.497	4.451	4.418	4.384	4.330	4.290	4.225	4.101	3.951	3.513
101-12	4.486	4.439	4.406	4.371	4.315	4.275	4.209	4.083	3.930	3.484
101-13	4.475	4.427	4.393	4.358	4.301	4.260	4.193	4.065	3.909	3.454
101-14	4.464	4.415	4.381	4.345	4.287	4.245	4.177	4.046	3.888	3.425
101-15	4.453	4.403	4.368	4.332	4.273	4.231	4.161	4.028	3.867	3.396
101-16	4.442	4.391	4.356	4.319	4.259	4.216	4.145	4.010	3.846	3.367
101-17	4.431	4.379	4.343	4.306	4.245	4.201	4.129	3.991	3.824	3.338
101-18	4.420	4.367	4.331	4.293	4.231	4.186	4.113	3.973	3.803	3.308
101-19	4.409	4.356	4.319	4.280	4.217	4.171	4.097	3.955	3.782	3.279
101-20	4.398	4.344	4.306	4.267	4.203	4.156	4.081	3.936	3.761	3.250
101-21	4.387	4.332	4.294	4.254	4.189	4.142	4.065	3.918	3.740	3.221
101-22	4.376	4.320	4.281	4.241	4.175	4.127	4.049	3.900	3.719	3.192
101-23	4.365	4.308	4.269	4.227	4.160	4.112	4.033	3.882	3.698	3.163
101-24	4.354	4.296	4.256	4.214	4.146	4.097	4.017	3.863	3.677	3.134
WAL	3.12	2.88	2.73	2.60	2.40	2.27	2.09	1.81	1.56	1.10
Principal Window	Mar05 - Nov09	Mar05 - Nov09	Mar05 - Nov09	Mar05 - Nov09	Mar05 - Nov09	Mar05 - Nov09	Mar05 - Nov09	Mar05 - Nov09	Mar05 - Nov09	Mar05 - Nov09

LIBOR_1MO	2.550
LIBOR_6MO	2.919
LIBOR_1YR	3.216
CMT_1YR	2.872

PRICE/YIELD TABLES*(continued)

Class I-A-2 Certificates – Run to the earlier of balloon at weighted average reset (month 57) or 10% call

Initial Coupon: 5.241%

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
101-08	4.732	4.688	4.657	4.625	4.573	4.535	4.473	4.355	4.200	3.766
101-09	4.721	4.676	4.645	4.612	4.558	4.520	4.457	4.336	4.178	3.736
101-10	4.710	4.664	4.632	4.599	4.544	4.505	4.441	4.318	4.157	3.706
101-11	4.699	4.652	4.620	4.585	4.530	4.490	4.425	4.300	4.135	3.676
101-12	4.688	4.640	4.607	4.572	4.516	4.475	4.409	4.281	4.114	3.646
101-13	4.677	4.628	4.595	4.559	4.502	4.460	4.393	4.263	4.093	3.616
101-14	4.666	4.616	4.582	4.546	4.487	4.445	4.376	4.244	4.071	3.586
101-15	4.655	4.604	4.569	4.533	4.473	4.430	4.360	4.226	4.050	3.556
101-16	4.644	4.592	4.557	4.520	4.459	4.415	4.344	4.208	4.028	3.526
101-17	4.633	4.581	4.544	4.507	4.445	4.401	4.328	4.189	4.007	3.496
101-18	4.622	4.569	4.532	4.493	4.431	4.386	4.312	4.171	3.985	3.466
101-19	4.611	4.557	4.519	4.480	4.417	4.371	4.296	4.152	3.964	3.437
101-20	4.600	4.545	4.507	4.467	4.403	4.356	4.280	4.134	3.943	3.407
101-21	4.589	4.533	4.494	4.454	4.388	4.341	4.264	4.116	3.921	3.377
101-22	4.578	4.521	4.482	4.441	4.374	4.326	4.248	4.097	3.900	3.347
101-23	4.567	4.509	4.469	4.428	4.360	4.311	4.232	4.079	3.879	3.317
101-24	4.556	4.497	4.457	4.415	4.346	4.297	4.216	4.061	3.857	3.288
WAL	3.12	2.88	2.73	2.60	2.40	2.27	2.09	1.81	1.54	1.08
Principal Window	Mar05 - Nov09	Mar05 - Nov09	Mar05 - Nov09	Mar05 - Nov09	Mar05 - Nov09	Mar05 - Nov09	Mar05 - Nov09	Mar05 - Nov09	Mar05 - Aug09	Mar05 - Jun08

Class I-A-2 Certificates - Run to balloon at the weighted average reset (month 57)

Initial Coupon: 5.241%

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
101-08	4.732	4.688	4.657	4.625	4.573	4.535	4.473	4.355	4.212	3.795
101-09	4.721	4.676	4.645	4.612	4.558	4.520	4.457	4.336	4.190	3.765
101-10	4.710	4.664	4.632	4.599	4.544	4.505	4.441	4.318	4.169	3.736
101-11	4.699	4.652	4.620	4.585	4.530	4.490	4.425	4.300	4.148	3.706
101-12	4.688	4.640	4.607	4.572	4.516	4.475	4.409	4.281	4.127	3.677
101-13	4.677	4.628	4.595	4.559	4.502	4.460	4.393	4.263	4.106	3.648
101-14	4.666	4.616	4.582	4.546	4.487	4.445	4.376	4.244	4.084	3.618
101-15	4.655	4.604	4.569	4.533	4.473	4.430	4.360	4.226	4.063	3.589
101-16	4.644	4.592	4.557	4.520	4.459	4.415	4.344	4.208	4.042	3.560
101-17	4.633	4.581	4.544	4.507	4.445	4.401	4.328	4.189	4.021	3.530
101-18	4.622	4.569	4.532	4.493	4.431	4.386	4.312	4.171	4.000	3.501
101-19	4.611	4.557	4.519	4.480	4.417	4.371	4.296	4.152	3.979	3.472
101-20	4.600	4.545	4.507	4.467	4.403	4.356	4.280	4.134	3.958	3.443
101-21	4.589	4.533	4.494	4.454	4.388	4.341	4.264	4.116	3.936	3.414
101-22	4.578	4.521	4.482	4.441	4.374	4.326	4.248	4.097	3.915	3.384
101-23	4.567	4.509	4.469	4.428	4.360	4.311	4.232	4.079	3.894	3.355
101-24	4.556	4.497	4.457	4.415	4.346	4.297	4.216	4.061	3.873	3.326
WAL	3.12	2.88	2.73	2.60	2.40	2.27	2.09	1.81	1.56	1.10
Principal Window	Mar05 - Nov09	Mar05 - Nov09	Mar05 - Nov09	Mar05 - Nov09	Mar05 - Nov09	Mar05 - Nov09	Mar05 - Nov09	Mar05 - Nov09	Mar05 - Nov09	Mar05 - Nov09

*LIBOR_1MO	2.550
LIBOR_6MO	2.919
LIBOR_1YR	3.216
CMT_1YR	2.872

DISCOUNT MARGIN TABLES*

Class II-A-1 Certificates - Run to 10% call

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100-00	29.0	29.0	29.0	29.0	29.0	29.0	29.0	29.0	29.0	29.0
WAL	4.80	4.02	3.60	3.26	2.83	2.59	2.28	1.87	1.54	1.08
Principal Window	Mar05 - Jan18	Mar05 - Jan16	Mar05 - Dec14	Mar05 - Jan14	Mar05 - Nov12	Mar05 - Apr12	Mar05 - Jun11	Mar05 - Jun10	Mar05 - Aug09	Mar05 - Jun08

Class II-A-1 Certificates - Run to maturity

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100-00	30.5	30.7	30.8	30.8	31.0	31.0	31.1	31.1	31.3	30.2
WAL	5.17	4.35	3.91	3.54	3.08	2.82	2.49	2.04	1.69	1.13
Principal Window	Mar05 - May30	Mar05 - Oct27	Mar05 - Jan26	Mar05 - May24	Mar05 - Apr22	Mar05 - Dec20	Mar05 - Apr19	Mar05 - Jan17	Mar05 - Apr15	Mar05 - Sep12

Class II-A-2 Certificates - Run to 10% call

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100-00	34.0	34.0	34.0	34.0	34.0	34.0	34.0	34.0	34.0	34.0
WAL	4.80	4.02	3.60	3.26	2.83	2.59	2.28	1.87	1.54	1.08
Principal Window	Mar05 - Jan18	Mar05 - Jan16	Mar05 - Dec14	Mar05 - Jan14	Mar05 - Nov12	Mar05 - Apr12	Mar05 - Jun11	Mar05 - Jun10	Mar05 - Aug09	Mar05 - Jun08

Class II-A-2 Certificates - Run to maturity

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100-00	35.7	35.9	36.0	36.1	36.3	36.3	36.4	36.5	36.7	35.4
WAL	5.17	4.35	3.91	3.54	3.08	2.82	2.49	2.04	1.69	1.13
Principal Window	Mar05 - May30	Mar05 - Oct27	Mar05 - Jan26	Mar05 - May24	Mar05 - Apr22	Mar05 - Dec20	Mar05 - Apr19	Mar05 - Jan17	Mar05 - Apr15	Mar05 - Sep12

Class M-1 Certificates – Run to 10% call

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100-00	55.0	55.0	55.0	55.0	55.0	55.0	55.0	55.0	55.0	55.0
WAL	8.57	7.18	6.45	5.85	5.16	4.82	4.42	4.02	3.84	3.32
Principal Window	Apr09 - Jan18	Jul08 - Jan16	Mar08 - Dec14	Mar08 - Jan14	Mar08 - Nov12	Apr08 - Apr12	Apr08 - Jun11	May08 - Jun10	Jun08 - Aug09	Jun08 - Jun08

*LIBOR_1MO	2.550
LIBOR_6MO	2.919
LIBOR_1YR	3.216
CMT_1YR	2.872

DISCOUNT MARGIN TABLES* (continued)

Class M-1 Certificates - Run to maturity

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100-00	57.6	57.8	58.0	58.1	58.2	58.2	58.2	58.0	57.8	66.9

WAL	9.23	7.76	6.98	6.34	5.60	5.22	4.78	4.31	4.09	4.44
Principal Window	Apr09 - Dec24	Jul08 - Mar22	Mar08 - Sep20	Mar08 - Apr19	Mar08 - Aug17	Apr08 - Aug16	Apr08 - May15	May08 - Sep13	Jun08 - May12	Oct08 - Oct10

Class M-2 Certificates - Run to 10% call

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100-00	80.0	80.0	80.0	80.0	80.0	80.0	80.0	80.0	80.0	80.0

WAL	8.57	7.18	6.45	5.85	5.14	4.79	4.36	3.90	3.62	3.32
Principal Window	Apr09 - Jan18	Jul08 - Jan16	Mar08 - Dec14	Mar08 - Jan14	Mar08 - Nov12	Mar08 - Apr12	Apr08 - Jun11	Apr08 - Jun10	May08 - Aug09	Jun08 - Jun08

Class M-2 Certificates - Run to maturity

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100-00	81.7	81.8	81.9	81.9	82.1	82.0	82.1	81.9	81.9	83.6

WAL	8.98	7.53	6.77	6.14	5.41	5.03	4.58	4.08	3.77	3.59
Principal Window	Apr09 - Aug21	Jul08 - Feb19	Mar08 - Oct17	Mar08 - Sep16	Mar08 - Mar15	Mar08 - Jun14	Apr08 - May13	Apr08 - Jan12	May08 - Jan11	Jul08 - Jun09

Class M-3 Certificates - Run to 10% call

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100-00	95.0	95.0	95.0	95.0	95.0	95.0	95.0	95.0	95.0	95.0

WAL	8.57	7.18	6.45	5.85	5.14	4.78	4.35	3.87	3.56	3.31
Principal Window	Apr09 - Jan18	Jul08 - Jan16	Mar08 - Dec14	Mar08 - Jan14	Mar08 - Nov12	Mar08 - Apr12	Mar08 - Jun11	Apr08 - Jun10	Apr08 - Aug09	May08 - Jun08

Class M-3 Certificates - Run to maturity

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100-00	95.6	95.6	95.6	95.6	95.7	95.7	95.7	95.6	95.6	95.7

WAL	8.70	7.29	6.55	5.94	5.23	4.85	4.42	3.92	3.61	3.37
Principal Window	Apr09 - Aug19	Jul08 - May17	Mar08 - Mar16	Mar08 - Feb15	Mar08 - Nov13	Mar08 - Mar13	Mar08 - Apr12	Apr08 - Feb11	Apr08 - Mar10	May08 - Nov08

*LIBOR_1MO	2.550
LIBOR_6MO	2.919
LIBOR_1YR	3.216
CMT_1YR	2.872

DISCOUNT MARGIN TABLES* (continued)

Class M-4 Certificates - Run to 10% call

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100-00	145.0	145.0	145.0	145.0	145.0	145.0	145.0	145.0	145.0	145.0
WAL	8.25	6.90	6.20	5.62	4.94	4.59	4.17	3.70	3.42	3.20
Principal Window	Apr09 - Nov17	Jul08 - Nov15	Mar08 - Oct14	Mar08 - Nov13	Mar08 - Oct12	Mar08 - Feb12	Mar08 - May11	Mar08 - May10	Mar08 - Jul09	Apr08 - May08

Class M-4 Certificates – Run to Maturity

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100-00	145.0	145.0	145.0	145.0	145.0	145.0	145.0	145.0	145.0	145.0
WAL	8.25	6.90	6.20	5.62	4.94	4.59	4.17	3.70	3.42	3.20
Principal Window	Apr09 - Nov17	Jul08 - Nov15	Mar08 - Oct14	Mar08 - Nov13	Mar08 - Oct12	Mar08 - Feb12	Mar08 - May11	Mar08 - May10	Mar08 - Jul09	Apr08 - May08

Class M-5 Certificates - Run to 10% call

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100-00	190.0	190.0	190.0	190.0	190.0	190.0	190.0	190.0	190.0	190.0
WAL	7.01	5.84	5.24	4.75	4.18	3.89	3.56	3.24	3.10	3.10
Principal Window	Apr09 - May15	Jul08 - Sep13	Mar08 - Nov12	Mar08 - Feb12	Mar08 - Mar11	Mar08 - Sep10	Mar08 - Feb10	Mar08 - Apr09	Mar08 - Aug08	Mar08 - Apr08

Class M-5 Certificates – Run to Maturity

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100-00	190.0	190.0	190.0	190.0	190.0	190.0	190.0	190.0	190.0	190.0
WAL	7.01	5.84	5.24	4.75	4.18	3.89	3.56	3.24	3.10	3.10
Principal Window	Apr09 - May15	Jul08 - Sep13	Mar08 - Nov12	Mar08 - Feb12	Mar08 - Mar11	Mar08 - Sep10	Mar08 - Feb10	Mar08 - Apr09	Mar08 - Aug08	Mar08 - Apr08

*LIBOR_1MO	2.550
LIBOR_6MO	2.919
LIBOR_1YR	3.216
CMT_1YR	2.872

NET FUNDS CAP *

Group II Net Funds Cap (applicable to the Group II Certificates)

Period	Distribution Date	Day Count	Net Funds Cap 30/360 (%)	Net Funds Cap Act/360** (%)	Period	Distribution Date	Day Count	Net Funds Cap 30/360 (%)	Net Funds Cap Act/360** (%)
1	25-Mar-05	28	6.23	6.67	37	25-Mar-08	29	10.39	10.75
2	25-Apr-05	31	6.23	6.03	38	25-Apr-08	31	10.40	10.07
3	25-May-05	30	6.23	6.23	39	25-May-08	30	10.41	10.41
4	25-Jun-05	31	6.23	6.03	40	25-Jun-08	31	10.48	10.14
5	25-Jul-05	30	6.29	6.29	41	25-Jul-08	30	10.65	10.65
6	25-Aug-05	31	6.32	6.11	42	25-Aug-08	31	10.76	10.41
7	25-Sep-05	31	6.32	6.11	43	25-Sep-08	31	10.76	10.41
8	25-Oct-05	30	6.32	6.32	44	25-Oct-08	30	10.77	10.77
9	25-Nov-05	31	6.32	6.12	45	25-Nov-08	31	10.77	10.42
10	25-Dec-05	30	6.32	6.32	46	25-Dec-08	30	10.79	10.79
11	25-Jan-06	31	6.39	6.19	47	25-Jan-09	31	10.86	10.51
12	25-Feb-06	31	6.42	6.21	48	25-Feb-09	31	10.88	10.53
13	25-Mar-06	28	6.42	6.88	49	25-Mar-09	28	10.88	11.66
14	25-Apr-06	31	6.42	6.21	50	25-Apr-09	31	10.89	10.53
15	25-May-06	30	6.42	6.42	51	25-May-09	30	10.89	10.89
16	25-Jun-06	31	6.42	6.22	52	25-Jun-09	31	10.89	10.54
17	25-Jul-06	30	6.47	6.47	53	25-Jul-09	30	10.91	10.91
18	25-Aug-06	31	6.50	6.29	54	25-Aug-09	31	10.92	10.57
19	25-Sep-06	31	6.54	6.33	55	25-Sep-09	31	10.94	10.58
20	25-Oct-06	30	6.59	6.59	56	25-Oct-09	30	11.04	11.04
21	25-Nov-06	31	6.68	6.46	57	25-Nov-09	31	11.24	10.88
22	25-Dec-06	30	7.16	7.16	58	25-Dec-09	30	11.33	11.33
23	25-Jan-07	31	8.07	7.81	59	25-Jan-10	31	11.46	11.09
24	25-Feb-07	31	8.62	8.34	60	25-Feb-10	31	11.69	11.31
25	25-Mar-07	28	8.63	9.25	61	25-Mar-10	28	11.69	12.53
26	25-Apr-07	31	8.65	8.37	62	25-Apr-10	31	11.69	11.31
27	25-May-07	30	8.68	8.68	63	25-May-10	30	11.69	11.69
28	25-Jun-07	31	8.81	8.52	64	25-Jun-10	31	11.69	11.31
29	25-Jul-07	30	9.06	9.06	65	25-Jul-10	30	11.69	11.69
30	25-Aug-07	31	9.22	8.92	66	25-Aug-10	31	11.69	11.32
31	25-Sep-07	31	9.23	8.94	67	25-Sep-10	31	11.69	11.32
32	25-Oct-07	30	9.28	9.28	68	25-Oct-10	30	11.69	11.69
33	25-Nov-07	31	9.33	9.03	69	25-Nov-10	31	11.69	11.32
34	25-Dec-07	30	9.50	9.50	70	25-Dec-10	30	11.69	11.69
35	25-Jan-08	31	10.00	9.68	71	25-Jan-11	31	11.69	11.32
36	25-Feb-08	31	10.39	10.06	72	25-Feb-11	31	11.69	11.32***

*Assumes each underlying collateral index remains constant at 20.00% and pricing speed of 25% CPR.

**Adjusted to an Actual/360 basis assuming payments are made on the dates indicated.

*** Net Funds Cap (Act/360) for the remaining periods is greater than or equal to 11.32%.

NET FUNDS CAP *

Subordinate Net Funds Cap (applicable to the Subordinate Certificates)

Period	Distribution Date	Day Count	Net Funds Cap 30/360 (%)	Net Funds Cap Act/360** (%)	Period	Distribution Date	Day Count	Net Funds Cap 30/360 (%)	Net Funds Cap Act/360** (%)
1	25-Mar-05	28	6.11	6.54	37	25-Mar-08	29	9.30	9.62
2	25-Apr-05	31	6.11	5.91	38	25-Apr-08	31	9.31	9.01
3	25-May-05	30	6.11	6.11	39	25-May-08	30	9.32	9.32
4	25-Jun-05	31	6.11	5.91	40	25-Jun-08	31	9.37	9.07
5	25-Jul-05	30	6.16	6.16	41	25-Jul-08	30	9.50	9.50
6	25-Aug-05	31	6.18	5.98	42	25-Aug-08	31	9.58	9.27
7	25-Sep-05	31	6.18	5.98	43	25-Sep-08	31	9.58	9.27
8	25-Oct-05	30	6.18	6.18	44	25-Oct-08	30	9.59	9.59
9	25-Nov-05	31	6.18	5.98	45	25-Nov-08	31	9.59	9.28
10	25-Dec-05	30	6.18	6.18	46	25-Dec-08	30	9.60	9.60
11	25-Jan-06	31	6.23	6.03	47	25-Jan-09	31	9.66	9.35
12	25-Feb-06	31	6.26	6.05	48	25-Feb-09	31	9.68	9.36
13	25-Mar-06	28	6.26	6.70	49	25-Mar-09	28	9.68	10.37
14	25-Apr-06	31	6.26	6.05	50	25-Apr-09	31	9.68	9.37
15	25-May-06	30	6.26	6.26	51	25-May-09	30	9.68	9.68
16	25-Jun-06	31	6.26	6.06	52	25-Jun-09	31	9.68	9.37
17	25-Jul-06	30	6.29	6.29	53	25-Jul-09	30	9.70	9.70
18	25-Aug-06	31	6.32	6.11	54	25-Aug-09	31	9.71	9.40
19	25-Sep-06	31	6.34	6.14	55	25-Sep-09	31	9.74	9.42
20	25-Oct-06	30	6.39	6.39	56	25-Oct-09	30	9.95	9.95
21	25-Nov-06	31	6.45	6.24	57	25-Nov-09	31	10.22	9.89
22	25-Dec-06	30	6.82	6.82	58	25-Dec-09	30	10.45	10.45
23	25-Jan-07	31	7.52	7.28	59	25-Jan-10	31	10.99	10.64
24	25-Feb-07	31	7.94	7.69	60	25-Feb-10	31	11.49	11.12
25	25-Mar-07	28	7.95	8.52	61	25-Mar-10	28	11.49	12.31
26	25-Apr-07	31	7.96	7.71	62	25-Apr-10	31	11.49	11.12
27	25-May-07	30	7.99	7.99	63	25-May-10	30	11.50	11.50
28	25-Jun-07	31	8.08	7.82	64	25-Jun-10	31	11.50	11.13
29	25-Jul-07	30	8.28	8.28	65	25-Jul-10	30	11.51	11.51
30	25-Aug-07	31	8.40	8.13	66	25-Aug-10	31	11.51	11.14
31	25-Sep-07	31	8.41	8.14	67	25-Sep-10	31	11.51	11.14
32	25-Oct-07	30	8.45	8.45	68	25-Oct-10	30	11.51	11.51
33	25-Nov-07	31	8.49	8.22	69	25-Nov-10	31	11.51	11.14
34	25-Dec-07	30	8.61	8.61	70	25-Dec-10	30	11.51	11.51
35	25-Jan-08	31	9.00	8.71	71	25-Jan-11	31	11.52	11.15
36	25-Feb-08	31	9.30	9.00	72	25-Feb-11	31	11.52	11.15***

*Assumes each underlying collateral index value remains constant at 20.00% and pricing speed of 25% CPR.

**Adjusted to an Actual/360 basis assuming payments are made on the dates indicated.

*** Net Funds Cap (Act/360) for the remaining periods is greater than or equal to 11.15%.

Recipients must read the information contained in the Information Statement on page 2. Do not use or rely on this information if you have not received or reviewed the Information Statement. If you have not received the Information Statement, call your Nomura account representative for another copy. These Computational Materials supersede any previously distributed information relating to the securities discussed in this communication. The Underwriter is acting as underwriter/placement agent and not as agent for the Depositor in connection with the proposed transaction.

COLLATERAL DETAILS – GROUPS I & II

Mortgage Programs

GROUP I

Program	Percentage by Aggregrate cut-off Date Principal Balances	Cut-off Date Principal Balance	Current Mortgage Rate	Months to Next Rate Adjustment Date	Gross Margin	First Periodic Rate Cap	Subsequent Periodic Rate Cap	Lifetime Rate Cap
5/1 LIBOR	1.70	1,472,751.36	6.015	57	2.342	5.000	2.000	5.000
5/6 LIBOR	98.30	85,074,379.44	5.978	57	2.873	5.125	1.214	5.275
Total:	**100.00**	**86,547,130.80**	**5.978**	**57**	**2.864**	**5.122**	**1.228**	**5.271**

GROUP II

Program	Percentage by Aggregrate cut-off Date Principal Balances	Cut-off Date Principal Balance	Current Mortgage Rate	Months to Next Rate Adjustment Date	Gross Margin	First Periodic Rate Cap	Subsequent Periodic Rate Cap	Lifetime Rate Cap
6MO LIBOR	5.49	15,612,398.00	5.116	4	3.089	1.620	2.074	6.586
1YR LIBOR	1.22	3,461,750.00	4.678	10	3.111	2.000	2.000	6.000
2/1 CMT	0.07	198,400.00	5.750	21	3.750	5.000	1.000	5.000
2/1 LIBOR	0.36	1,013,000.00	6.804	22	2.341	3.000	2.000	5.855
2/6 LIBOR	62.59	178,064,428.05	6.640	22	3.751	3.296	1.000	5.404
3/1 LIBOR	0.38	1,093,100.00	5.233	33	2.606	2.289	2.000	5.069
3/6 LIBOR	15.19	43,206,073.84	5.922	34	3.122	3.704	1.225	5.442
5/1 LIBOR	1.02	2,908,857.83	7.162	58	2.250	5.000	2.000	5.000
5/6 LIBOR	13.69	38,933,620.04	7.143	57	3.614	5.252	1.264	5.285
Total:	**100.00**	**284,491,627.76**	**6.492**	**28**	**3.568**	**3.532**	**1.159**	**5.461**

GROUPS I-II

Program	Percentage by Aggregrate cut-off Date Principal Balances	Cut-off Date Principal Balance	Current Mortgage Rate	Months to Next Rate Adjustment Date	Gross Margin	First Periodic Rate Cap	Subsequent Periodic Rate Cap	Lifetime Rate Cap
6MO LIBOR	4.21	15,612,398.00	5.116	4	3.089	1.620	2.074	6.586
1YR LIBOR	0.93	3,461,750.00	4.678	10	3.111	2.000	2.000	6.000
2/1 CMT	0.05	198,400.00	5.750	21	3.750	5.000	1.000	5.000
2/1 LIBOR	0.27	1,013,000.00	6.804	22	2.341	3.000	2.000	5.855
2/6 LIBOR	47.99	178,064,428.05	6.640	22	3.751	3.296	1.000	5.404
3/1 LIBOR	0.29	1,093,100.00	5.233	33	2.606	2.289	2.000	5.069
3/6 LIBOR	11.64	43,206,073.84	5.922	34	3.122	3.704	1.225	5.442
5/1 LIBOR	1.18	4,381,609.19	6.777	58	2.281	5.000	2.000	5.000
5/6 LIBOR	33.42	124,007,999.48	6.344	57	3.106	5.165	1.230	5.278
Total:	**100.00**	**371,038,758.56**	**6.372**	**35**	**3.404**	**3.903**	**1.175**	**5.417**

Current Mortgage Rates

Range of Current Mortgage Rates (%)	Group I (%) Percentage by Aggregrate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregrate Cut-off Date Principal Balances	Groups I-II (%) Percentage by Aggregrate Cut-off Date Principal Balances
1.751 - 2.000	0.00	0.08	0.06
2.751 - 3.000	0.00	0.11	0.08
3.751 - 4.000	0.00	0.42	0.32
4.001 - 4.250	0.00	0.92	0.71
4.251 - 4.500	0.61	1.62	1.39
4.501 - 4.750	1.12	1.89	1.71
4.751 - 5.000	2.48	2.94	2.84
5.001 - 5.250	5.53	2.90	3.51
5.251 - 5.500	13.72	5.51	7.43
5.501 - 5.750	10.66	5.44	6.65
5.751 - 6.000	18.65	9.42	11.57
6.001 - 6.250	14.91	8.45	9.95
6.251 - 6.500	25.94	9.56	13.38
6.501 - 6.750	6.38	12.90	11.38
6.751 - 7.000	0.00	12.47	9.56
7.001 - 7.250	0.00	7.47	5.72
7.251 - 7.500	0.00	6.90	5.29
7.501 - 7.750	0.00	4.70	3.60
7.751 - 8.000	0.00	3.38	2.59
8.001 - 8.250	0.00	1.30	0.99
8.251 - 8.500	0.00	0.73	0.56
8.501 - 8.750	0.00	0.53	0.40
8.751 - 9.000	0.00	0.26	0.20
9.001 - 9.250	0.00	0.12	0.09
Total:	**100.00**	**100.00**	**100.00**
Minimum:	4.500	1.990	1.990
Maximum:	6.625	9.250	9.250
Weighted Average:	5.978	6.492	6.372

Current Net Mortgage Rates

Range of Current Net Mortgage Rates (%)	Group I (%) Percentage by Aggregrate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregrate Cut-off Date Principal Balances	Groups I-II (%) Percentage by Aggregrate Cut-off Date Principal Balances
1.501 - 1.750	0.00	0.08	0.06
2.501 - 2.750	0.00	0.11	0.08
3.501 - 3.750	0.00	0.42	0.32
3.751 - 4.000	0.00	0.92	0.71
4.001 - 4.250	0.61	1.62	1.39
4.251 - 4.500	1.12	1.89	1.71
4.501 - 4.750	2.48	2.94	2.84
4.751 - 5.000	5.53	2.90	3.51
5.001 - 5.250	13.72	5.51	7.43
5.251 - 5.500	10.66	5.44	6.65
5.501 - 5.750	18.65	9.42	11.57
5.751 - 6.000	14.91	8.45	9.95
6.001 - 6.250	25.94	9.56	13.38
6.251 - 6.500	6.38	12.90	11.38
6.501 - 6.750	0.00	12.47	9.56
6.751 - 7.000	0.00	7.47	5.72
7.001 - 7.250	0.00	6.90	5.29
7.251 - 7.500	0.00	4.70	3.60
7.501 - 7.750	0.00	3.38	2.59
7.751 - 8.000	0.00	1.30	0.99
8.001 - 8.250	0.00	0.73	0.56
8.251 - 8.500	0.00	0.53	0.40
8.501 - 8.750	0.00	0.26	0.20
8.751 - 9.000	0.00	0.12	0.09
Total:	**100.00**	**100.00**	**100.00**
Minimum:	4.235	1.725	1.725
Maximum:	6.360	8.985	8.985
Weighted Average:	5.713	6.227	6.107

Principal Balances at Origination

Range of Principal Balance at Origination ($)	Group I (%) Percentage by Aggregrate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregrate Cut-off Date Principal Balances	Groups I-II (%) Percentage by Aggregrate Cut-off Date Principal Balances
25,000.01 - 50,000.00	0.03	0.18	0.15
50,000.01 - 75,000.00	0.82	1.07	1.01
75,000.01 - 100,000.00	2.30	2.48	2.44
100,000.01 - 125,000.00	2.10	4.84	4.20
125,000.01 - 150,000.00	5.22	5.62	5.52
150,000.01 - 175,000.00	6.81	4.84	5.30
175,000.01 - 200,000.00	7.85	7.36	7.47
200,000.01 - 225,000.00	5.41	5.57	5.54
225,000.01 - 250,000.00	7.17	5.71	6.05
250,000.01 - 275,000.00	6.03	5.44	5.58
275,000.01 - 350,000.00	18.80	14.82	15.75
350,000.01 - 450,000.00	13.35	15.21	14.77
450,000.01 - 550,000.00	7.98	8.83	8.63
550,000.01 - 650,000.00	4.17	7.63	6.82
650,000.01 - 750,000.00	2.47	2.23	2.28
750,000.01 - 850,000.00	0.97	2.49	2.13
Greater than or equal to 850,000.01	8.52	5.69	6.35
Total:	**100.00**	**100.00**	**100.00**
Minimum:	30,000.00	26,550.00	26,550.00
Maximum:	1,312,500.00	1,425,000.00	1,425,000.00
Weighted Average:	258,433.82	249,831.61	251,786.66

Cut-off Date Principal Balances

Range of Cut-off Date Principal Balance ($)	Group I (%) Percentage by Aggregrate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregrate Cut-off Date Principal Balances	Groups I-II (%) Percentage by Aggregrate Cut-off Date Principal Balances
25,000.01 - 50,000.00	0.03	0.18	0.15
50,000.01 - 75,000.00	0.82	1.07	1.01
75,000.01 - 100,000.00	2.3	2.48	2.44
100,000.01 - 125,000.00	2.1	4.84	4.2
125,000.01 - 150,000.00	5.22	5.62	5.52
150,000.01 - 175,000.00	6.81	4.84	5.3
175,000.01 - 200,000.00	7.85	7.36	7.47
200,000.01 - 225,000.00	5.41	5.57	5.54
225,000.01 - 250,000.00	7.17	5.71	6.05
250,000.01 - 275,000.00	6.03	5.44	5.58
275,000.01 - 350,000.00	18.8	14.82	15.75
350,000.01 - 450,000.00	13.35	15.21	14.77
450,000.01 - 550,000.00	7.98	8.83	8.63
550,000.01 - 650,000.00	4.17	7.63	6.82
650,000.01 - 750,000.00	2.47	2.23	2.28
750,000.01 - 850,000.00	0.97	2.49	2.13
Greater than or equal to 850,000.01	8.52	5.69	6.35
Total:	**100.00**	**100.00**	**100.00**
Minimum:	29,920.13	26,550.00	26,550.00
Maximum:	1,312,500.00	1,425,000.00	1,425,000.00
Average:	258,349.64	249,773.16	251,722.36

Original Terms

Range of Original Terms (months)	Group I (%) Percentage by Aggregrate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregrate Cut-off Date Principal Balances	Groups I-II (%) Percentage by Aggregrate Cut-off Date Principal Balances
360	100.00	100.00	100.00
Total:	**100.00**	**100.00**	**100.00**
Minimum:	360	360	360
Maximum:	360	360	360
Weighted Average:	360	360	360

Stated Remaining Terms

Range of Stated Remaining Terms (months)	Group I (%) Percentage by Aggregrate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregrate Cut-off Date Principal Balances	Groups I-II (%) Percentage by Aggregrate Cut-off Date Principal Balances
300-360	100.00	100.00	100.00
Total:	**100.00**	**100.00**	**100.00**
Minimum:	353	346	346
Maximum:	359	359	359
Weighted Average:	357	358	358

Months Since Origination

Months Since Origination	Group I (%) Percentage by Aggregrate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregrate Cut-off Date Principal Balances	Groups I-II (%) Percentage by Aggregrate Cut-off Date Principal Balances
1	24.05	27.00	26.31
2	38.79	40.05	39.75
3	13.64	17.55	16.64
4-6	22.76	13.90	15.97
7-9	0.77	1.32	1.19
Greater than or equal to 13	0.00	0.18	0.14
Total:	**100.00**	**100.00**	**100.00**
Minimum:	1	1	1
Maximum:	7	14	14
Weighted Average:	3	2	2

Original Interest Only Term

Original Interest Only Term (months)	Group I (%) Percentage by Aggregrate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregrate Cut-off Date Principal Balances	Groups I-II (%) Percentage by Aggregrate Cut-off Date Principal Balances
0	28.75	26.48	27.01
6	0.00	0.75	0.57
12	0.06	0.00	0.02
24	0.00	28.76	22.05
36	0.00	10.34	7.93
60	63.43	24.31	33.44
120	7.75	9.37	8.99
Total:	**100.00**	**100.00**	**100.00**
Minimum:	0	0	0
Maximum:	120	120	120
Weighted Average:	66	50	53

Prepay Penalty Original Terms

Prepay Penalty Original Term (months)	Group I (%) Percentage by Aggregrate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregrate Cut-off Date Principal Balances	Groups I-II (%) Percentage by Aggregrate Cut-off Date Principal Balances
0	45.22	36.44	38.49
6	1.38	2.56	2.28
12	7.50	8.67	8.40
24	11.06	37.79	31.55
36	28.11	13.92	17.23
60	6.72	0.62	2.04
Total:	**100.00**	**100.00**	**100.00**
Minimum:	0	0	0
Maximum:	60	60	60
Weighted Average:	32	25	26

Credit Scores

Range of Credit Scores	Group I (%) Percentage by Aggregrate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregrate Cut-off Date Principal Balances	Groups I-II (%) Percentage by Aggregrate Cut-off Date Principal Balances
Not Available	0.00	0.07	0.05
581 - 600	0.00	0.19	0.15
601 - 620	0.36	0.80	0.70
621 - 640	3.37	10.27	8.66
641 - 660	12.82	14.48	14.10
661 - 680	21.18	13.65	15.41
681 - 700	18.35	19.91	19.55
701 - 720	15.10	13.44	13.82
721 - 740	12.72	11.05	11.44
741 - 760	5.66	7.65	7.19
761 - 780	6.89	5.34	5.70
781 - 800	3.55	2.34	2.63
Greater than or equal to 801	0.00	0.80	0.62
Total:	**100.00**	**100.00**	**100.00**
Minimum:	603	595	595
Maximum:	799	818	818
Non-zero Weighted Average:	700	694	695

Original Loan-to-Value Ratios

Range of Original LTV (%)	Group I (%) Percentage by Aggregrate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregrate Cut-off Date Principal Balances	Groups I-II (%) Percentage by Aggregrate Cut-off Date Principal Balances
Less than or equal to 50.00	2.88	0.55	1.09
50.01 - 55.00	2.22	0.57	0.95
55.01 - 60.00	4.77	1.10	1.96
60.01 - 65.00	2.30	1.94	2.02
65.01 - 70.00	12.55	12.26	12.32
70.01 - 75.00	9.28	7.36	7.81
75.01 - 80.00	55.96	67.87	65.09
80.01 - 85.00	0.53	0.36	0.40
85.01 - 90.00	2.93	2.97	2.96
90.01 - 95.00	4.03	2.31	2.71
95.01 - 100.00	2.56	2.72	2.69
Total:	**100.00**	**100.00**	**100.00**
Minimum:	18.18	23.67	18.18
Maximum:	100.00	100.00	100.00
Weighted Average:	76.40	78.49	78.00

Documentation Type

Documentation Type	Group I (%) Percentage by Aggregrate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregrate Cut-off Date Principal Balances	Groups I-II (%) Percentage by Aggregrate Cut-off Date Principal Balances
Full	21.16	14.72	16.23
Reduced	37.57	44.07	42.56
No Ratio	20.78	22.62	22.19
Stated/Stated	8.41	8.94	8.82
NI-NA	12.07	9.64	10.21
Total:	**100.00**	**100.00**	**100.00**

Loan Purpose

Loan Purpose	Group I (%) Percentage by Aggregrate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregrate Cut-off Date Principal Balances	Groups I-II (%) Percentage by Aggregrate Cut-off Date Principal Balances
Purchase	64.44	79.04	75.63
Cashout Refi	24.87	16.15	18.18
Rate/Term Refi	10.69	4.81	6.18
Total:	**100.00**	**100.00**	**100.00**

Occupancy Status

Occupancy Status	Group I (%) Percentage by Aggregrate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregrate Cut-off Date Principal Balances	Groups I-II (%) Percentage by Aggregrate Cut-off Date Principal Balances
Owner-Occupied	80.21	69.52	72.02
Investor	18.20	27.95	25.67
Second Home	1.59	2.53	2.31
Total:	**100.00**	**100.00**	**100.00**

Property Type

Property Type	Group I (%) Percentage by Aggregrate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregrate Cut-off Date Principal Balances	Groups I-II (%) Percentage by Aggregrate Cut-off Date Principal Balances
Single Family Residence	54.62	53.30	53.61
PUD	21.81	19.26	19.86
2-Family	8.94	9.03	9.01
3-Family	2.74	5.01	4.48
4-Family	4.36	4.25	4.28
Condo	6.56	7.13	7.00
Townhouse	0.68	2.00	1.69
Co-op	0.29	0.02	0.09
Total:	**100.00**	**100.00**	**100.00**

Geographic Distribution

Geographic Distribution	Group I (%) Percentage by Aggregrate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregrate Cut-off Date Principal Balances	Groups I-II (%) Percentage by Aggregrate Cut-off Date Principal Balances
California	34.77	28.62	30.05
Virginia	6.93	13.63	12.07
New York	9.39	9.74	9.66
Florida	9.86	9.09	9.27
Maryland	5.05	9.79	8.68
New Jersey	7.13	5.04	5.53
Massachusetts	2.85	3.60	3.43
Minnesota	2.12	1.90	1.95
Nevada	2.59	1.65	1.87
Arizona	1.21	1.83	1.69
Other	18.10	15.11	15.81
Total:	**100.00**	**100.00**	**100.00**

Months to Next Rate Adjustment

Months to Next Rate Adjustment Date	Group I (%) Percentage by Aggregrate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregrate Cut-off Date Principal Balances	Groups I-II (%) Percentage by Aggregrate Cut-off Date Principal Balances
2	0.00	0.34	0.26
3-5	0.00	5.15	3.94
10-12	0.00	1.28	0.98
13 - 23	0.00	62.96	48.27
24 - 35	0.00	15.57	11.94
36 - 59	100.00	14.71	34.60
Total:	**100.00**	**100.00**	**100.00**
Minimum:	53	2	2
Maximum:	59	59	59
Weighted Average:	57	28	35

First Periodic Rate Caps

Range of First Periodic Rate Caps (%)	Group I (%) Percentage by Aggregrate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregrate Cut-off Date Principal Balances	Groups I-II (%) Percentage by Aggregrate Cut-off Date Principal Balances
0.751 - 1.000	0.00	4.88	3.74
1.751 - 2.000	0.00	1.55	1.19
2.751 - 3.000	4.71	65.56	51.37
4.751 - 5.000	73.64	20.16	32.63
5.751 - 6.000	21.65	7.32	10.66
6.001 - 6.250	0.00	0.18	0.14
7.251 - 7.500	0.00	0.35	0.27
Total:	**100.00**	**100.00**	**100.00**
Minimum:	3.000	1.000	1.000
Maximum:	6.000	7.500	7.500
Weighted Average:	5.122	3.532	3.903

Subsequent Periodic Rate Caps

Range of Subsequent Periodic Rate Caps (%)	Group I (%) Percentage by Aggregrate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregrate Cut-off Date Principal Balances	Groups I-II (%) Percentage by Aggregrate Cut-off Date Principal Balances
0.751 - 1.000	77.22	89.46	86.60
1.751 - 2.000	22.78	10.01	12.99
11.751 - 12.000	0.00	0.54	0.41
Total:	**100.00**	**100.00**	**100.00**
Minimum:	1.000	1.000	1.000
Maximum:	2.000	12.000	12.000
Weighted Average:	1.228	1.159	1.175

Lifetime Rate Caps

Range of Lifetime Rate Caps (%)	Group I (%) Percentage by Aggregrate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregrate Cut-off Date Principal Balances	Groups I-II (%) Percentage by Aggregrate Cut-off Date Principal Balances
4.751 - 5.000	72.92	57.12	60.80
5.751 - 6.000	27.08	42.19	38.67
6.001 - 6.250	0.00	0.15	0.12
11.751 - 12.000	0.00	0.54	0.41
Total:	**100.00**	**100.00**	**100.00**
Minimum:	5.000	5.000	5.000
Maximum:	6.000	12.000	12.000
Weighted Average:	5.271	5.461	5.417

Gross Margin

Range of Gross Margins (%)	Group I (%) Percentage by Aggregrate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregrate Cut-off Date Principal Balances	Groups I-II (%) Percentage by Aggregrate Cut-off Date Principal Balances
2.001 - 2.250	36.22	10.30	16.35
2.251 - 2.500	7.50	3.69	4.58
2.501 - 2.750	8.30	4.94	5.72
2.751 - 3.000	5.89	8.72	8.06
3.001 - 3.250	6.67	7.41	7.24
3.251 - 3.500	29.59	15.81	19.03
3.501 - 3.750	3.44	14.74	12.10
3.751 - 4.000	1.89	7.25	6.00
4.001 - 4.250	0.48	2.77	2.24
4.251 - 4.500	0.00	20.23	15.51
4.501 - 4.750	0.00	1.46	1.12
4.751 - 5.000	0.00	1.93	1.48
5.001 - 5.250	0.00	0.06	0.05
5.251 - 5.500	0.00	0.32	0.25
5.501 - 5.750	0.00	0.20	0.15
5.751 - 6.000	0.00	0.07	0.06
7.251 - 7.500	0.00	0.10	0.08
Total:	**100.00**	**100.00**	**100.00**
Minimum:	2.250	2.250	2.250
Maximum:	4.250	7.500	7.500
Weighted Average:	2.864	3.568	3.404

Minimum Mortgage Rates

Range of Minimum Mortgage Rates (%)	Group I (%) Percentage by Aggregrate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregrate Cut-off Date Principal Balances	Groups I-II (%) Percentage by Aggregrate Cut-off Date Principal Balances
2.001 - 2.250	36.22	10.30	16.35
2.251 - 2.500	7.50	3.69	4.58
2.501 - 2.750	8.30	4.94	5.72
2.751 - 3.000	5.89	8.72	8.06
3.001 - 3.250	6.67	7.41	7.24
3.251 - 3.500	29.59	15.81	19.03
3.501 - 3.750	3.44	14.74	12.10
3.751 - 4.000	1.89	7.25	6.00
4.001 - 4.250	0.48	2.77	2.24
4.251 - 4.500	0.00	20.23	15.51
4.501 - 4.750	0.00	1.46	1.12
4.751 - 5.000	0.00	1.93	1.48
5.001 - 5.250	0.00	0.06	0.05
5.251 - 5.500	0.00	0.32	0.25
5.501 - 5.750	0.00	0.20	0.15
5.751 - 6.000	0.00	0.07	0.06
7.251 - 7.500	0.00	0.10	0.08
Total:	**100.00**	**100.00**	**100.00**
Minimum:	2.250	2.250	2.250
Maximum:	4.250	7.500	7.500
Weighted Average:	2.864	3.568	3.404

Maximum Mortgage Rates

Range of Maximum Mortgage Rates (%)	Group I (%) Percentage by Aggregrate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregrate Cut-off Date Principal Balances	Groups I-II (%) Percentage by Aggregrate Cut-off Date Principal Balances
7.751 - 8.000	0.00	0.08	0.06
8.751 - 9.000	0.00	0.11	0.08
9.001 - 9.250	0.00	0.14	0.11
9.251 - 9.500	0.61	0.25	0.33
9.501 - 9.750	0.43	0.33	0.35
9.751 - 10.000	1.31	2.18	1.98
10.001 - 10.250	4.29	2.37	2.81
10.251 - 10.500	11.33	3.69	5.47
10.501 - 10.750	8.84	4.74	5.70
10.751 - 11.000	12.66	7.43	8.65
11.001 - 11.250	12.74	6.96	8.31
11.251 - 11.500	20.94	9.72	12.34
11.501 - 11.750	7.77	11.31	10.49
11.751 - 12.000	7.16	10.09	9.41
12.001 - 12.250	3.41	7.29	6.39
12.251 - 12.500	7.38	6.50	6.71
12.501 - 12.750	1.12	5.58	4.54
12.751 - 13.000	0.00	6.78	5.20
13.001 - 13.250	0.00	3.52	2.70
13.251 - 13.500	0.00	3.18	2.44
13.501 - 13.750	0.00	2.66	2.04
13.751 - 14.000	0.00	2.39	1.83
14.001 - 14.250	0.00	0.75	0.57
14.251 - 14.500	0.00	0.63	0.49
14.501 - 14.750	0.00	0.48	0.37
14.751 - 15.000	0.00	0.17	0.13
15.001 - 15.250	0.00	0.12	0.09
16.251 - 16.500	0.00	0.35	0.27
17.501 - 17.750	0.00	0.18	0.14
Total:	**100.00**	**100.00**	**100.00**
Minimum:	9.500	7.990	7.990
Maximum:	12.625	17.750	17.750
Weighted Average:	11.249	11.954	11.789